                                                                  CONFORMED COPY


                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1933



                          For the month of January 2003




                                BANCOLOMBIA S.A.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)


                               Calle 50 No. 51-66
                               Medellin, Colombia
                 -----------------------------------------------
                    (Address of principal executive offices)




(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


         Form 20-F   X                  Form 40-F
                   -----                          -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


         Yes                            No   X
             -----                         -----

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.)

This Report on Form 6-K shall be incorporated by reference into the registrant's registration statement on Form F-3 (File No. 333-12658).

                                    SIGNATURE
                                    ---------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        BANCOLOMBIA S.A.
                                        (Registrant)




Date: January 24, 2003                  By: /s/ JAIME ALBERTO VELASQUEZ B.
                                            ------------------------------------
                                            Name:  Jaime Alberto Velasquez B.
                                            Title: Vice President of Finance

                                    EXCERPT

"Act No. 2,712

January 23, 2003

In the city of Medellin, Department of Antioquia, in the board room, Calle 50, No. 51-66, 4th floor, the Board of Directors of BANCOLOMBIA S.A., held a meeting on the 23rd day of January, 2003, at 8:00AM.

Attendees

Dr. Carlos E. Piedrahita A.
Dr. Juan Manuel Ruiseco V.
Dr. Jose Alberto Velez G.
Dr. Ricardo Sierra Moreno
Dr. Luis Mariano Sanin E.
Dr. Jorge Londono Saldarriaga
Dr. Leonardo Uribe Correa

Presiding over the meting was Dr. Carlos E. Piedrahita A. Acting as Secretary was Dr. Leonardo Uribe Correa.

QUORUM

The Secretary announced that since all Board members were present, a quorum existed for the purposes of deliberation.

Dr. Nicanor Restrepo S. was excused previously from attending, and in his place acted Dr. Luis Mariano Sanin E.

....

GENERAL MEETING OF SHAREHOLDERS

The President submitted to the Directors the report that will be presented at the next General Meeting of Shareholders, together with the Balance Sheet for the fiscal year ending December 31, 2002, with income and losses and the notes to the Financial Statements and Consolidated Balance Sheet.

....

The Board of Directors also approved to submit to the Assembly the following resolutions:

Resolution regarding Profit Distribution:

Gross Profit                                                         $176,286,534,408.72

Tax Appropriations                          $25,363,631,155.47

_________________________________________________________________________________________

Liquidated Profit                                                    $150,922,903,253.25

Amount to withdraw from the last
fiscal year's reserve for future
distribution of dividends                                            $45,979,255,153.39

Amount to pay dividends
corresponding to 398,259,608 ordinary
shares and 178,435,787 preferred non-
voting shares, subscribed to and paid on
December 31, 2002, in the amount of
$132 per share, paid quarterly at $33
per share on the first business day of
each calendar quarter (April 1, July 1,
and October 1, 2003 and January 2, 2004)    $76,123,792,140.00

Reserve pursuant to Decree 2336 of
1995 arising from the valuation of
investments to market price                 $24,087,695,827.07

Occasional reserve available to the
Assembly for future distribution of
dividends                                   $81,598,380,114.24

Legal Reserve Fund                          $15,092,290,325.33
                                          _______________________________________________
Total Sum:                                  $196,902,158,406.64      $196,902,158,406.64
                                          _______________________________________________


....

The resolutions were adopted unanimously by the attending Directors, among whom none were "related" according to Article 435 of the Commerce Code.

Original signatures: Dr. Carlos E. Piedrahita A., Dr. Juan Manuel Ruiseco V., Dr. Jose Alberto Velez Cadavid, Dr. Ricardo Sierra Moreno, Dr. Luis Mariano Sanin E., Dr. Jorge Londono Saldarriaga, Dr. Leonardo Uribe Correa."

The Secretary solemnly swears that the above partial copy of the Act is true and authentic to the original.

Medellin, January 23, 2002




LEONARDO URIBE CORREA
Secretary

....

The Directors accepted the activity report prepared by the President and authorized the presentation of the Balance Sheet for the end of the fiscal year, the rest of the financial statements and the resolutions for the next meeting of the General Assembly of Shareholders, which they arranged to be held on February 27, 2003, at 10:00AM, in the Salon Antioquia of the Intercontinental Hotel in Medellin.

....

The resolutions were adopted unanimously by the attending Directors, among whom none were "related" according to Article 435 of the Commerce Code.

Original signatures: Dr. Carlos E. Piedrahita A., Dr. Juan Manuel Ruiseco V., Dr. Jose Alberto Velez Cadavid, Dr. Ricardo Sierra Moreno, Dr. Luis Mariano Sanin E., Dr. Jorge Londono Saldarriaga, Dr. Leonardo Uribe Correa."

The Secretary solemnly swears that the above partial copy of the Act is true and authentic to the original.

Medellin, January 23, 2002




LEONARDO URIBE CORREA
Secretary